UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Independent Film Development Corporation
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

45384K205
(CUSIP Number)

July 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 45384K205

13D

Page 2 of 4 Pages




1.NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)

Jake P. Noch

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

3.SEC USE ONLY

4.SOURCE OF FUNDS (see instructions)
PF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER

298,894,542 Shares of Common Stock

8.SHARED VOTING POWER
NONE

9.SOLE DISPOSITIVE POWER
298,894,542 Shares of Common Stock

10.SHARED DISPOSITIVE POWER
NONE

11.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

298,894,542 Shares of Common Stock

12.CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.01% (based on 585,867,360 total shares outstanding as reported in Issuer's Form 10-Q filed on 10/14/2016)

14.TYPE OF REPORTING PERSON (see instructions)

IN


CUSIP No. 45384K205

13D

Page 3 of 4 Pages


Item 1.Security and Issuer.
(a) Title of Class of Securities
	Common Stock

(b)Name of Issuer:
	Independent Film Development Corporation

(c)Address of Issuer?s Principal Executive Offices:

	104 W. 29th Street, 11th Floor
	New York, New York 10001

Item 2.Identity and Background.
(a)Name of Person Filing:
	Jake P. Noch (the "Reporting Person")

(b)Address of the Principal Office or, if none, residence:
	1978 Gulf Shore Blvd.
	South Naples, FL 34102

(c)Present Principal Occupation:
	Chief Executive Officer - Pro Music Rights, LLC,
	3811 Airport-Pulling Rd Office 203, Naples, FL 34105

(d)Criminal Convictions:
	THE REPORTING PERSON HAS NOT BEEN CHARGED OR CONVICTED
	IN A CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.

(e)Civil Proceedings:
	THE REPORTING PERSON HAS NOT BEEN A PARTY TO A
	CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE
	BODY OF COMPETENT JURISDICTION DURING THE LAST
	FIVE YEARS WHERE SUCH PERSON, AS RESULT OF SUCH
	PROCEEDING, WAS OR BECAME SUBJECT TO A JUDGMENT,
	DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS
	OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT
	TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY
	VIOLATION WITH RESPECT TO SUCH LAW.

(f)Citizenship:
	United States of America

Item 3.Source or Amount of Funds or Other Consideration.

	On July 2, 2019, the Reporting Person purchased 17,000,000 shares of common stock for a total of approximately $3,400.
	The Reporting Person used personal funds used to purchase the Shares.

Item 4.Purpose of Transaction.
	The Reporting Person purchased the Shares with a purpose or effect
	of changing or influencing control of the Issuer.
	Specifically, the Reporting Person
	believes the Issuer has been mismanaged by the Issuer's board of directors
	and management, and also presently lacks a meaningful business plan,
	all of which disproportionately impairs the interests of the Issuer?s common
	shareholders and unfairly advantages other stakeholders, especially the
	Issuer's board of directors, management, and preferred shareholders, some
	of whom have been paid, in the Reporting Person?s opinion, inflated salaries.

	The Reporting Person does not intend to support the Issuer's current board
	of directors or management, and intends to engage counsel to protect
	the Reporting Person?s interests, along with the Reporting Person?s plans to
	request that other common shareholders participate in changing or
	influencing positive control of the Issuer.

	Depending on overall market conditions, other investment opportunities
	available to the Reporting Person, and the availability of securities of the
	Issuer at prices that would make the purchase or sale of such securities
	desirable, the Reporting Person may seek to (i) increase or decrease his
	position in the Issuer through, among other things, the purchase or sale of
	securities of the Issuer on the open market or in private transactions
	or otherwise on such terms and at such times as the Reporting Person
	may deem advisable and/or (ii) enter into transactions that increase or
	hedge the Reporting Person?s economic exposure to the Shares without
	affecting the Reporting Person?s beneficial ownership of the Shares and/or
	(iii) engage in an extraordinary transaction, such as a merger, reorganization
	or liquidation, involving the Issuer or any its subsidiaries, and/or
	(iv) reconstitute the Issuer's present board of directors and
	officers with such individuals having the necessary market experience
	to implement and execute a meaningful business plan.

	The Reporting Person has no present plan or proposal that would relate to
	or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
	Schedule 13D, except as set forth herein or as would occur upon or in
	connection with completion or, or following, any of the actions
	discussed herein.

	The Reporting Person may take positions regarding or make proposals with respect to, or with respect to potential changes in, the Issuer's operations, management, certificate of incorporation and bylaws, composition of the board of directors, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, business or assets, strategy and/or plans of the Issuers as a means of enhancing stockholder value.

	The Reporting Person may change his intention with respect to any and all matters referred to in Item 4.

	The Reporting Person intends to review his investment in the Issuer on an ongoing basis and may from time to time in the future express his view to and/or meet with management the Issuer's board of directors, other stockholders or third parties, including potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities.
	Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


Item 5.Interest in Securities of the Issuer.
	(a) Mr. Noch beneficially owns 298,894,542 Shares of Common Stock,
		which is 51.01% of the Class.
	(b) Mr. Noch has the sole power to vote and dispose of the 298,894,542 Shares.

	(c) 	Jake Noch
		07/02/19
		17,000,000
		$0.0002
		E*Trade

	(d) Not Applicable.
	(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not Applicable.

Item 7. Material to Be Filed as Exhibits.
        Not Applicable



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



9/18/2019
Date

/s/ Jake P. Noch
Signature

Jake P. Noch
Name/Title